UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMENDMENT NO. 2

FLEXSHOPPER, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $1.25 per share

(Title of Class of Securities)

33939J113

(CUSIP Number of Warrants)

Richard House Jr.

Chief Executive Officer

FlexShopper, Inc.

901 Yamato Road, Suite 260

Boca Raton, Florida 33431

(855) 353-9289

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Spencer G. Feldman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas, 15th Floor

New York, New York 10019

Tel: (212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$8,058,009	$1,045.93

*	Estimated for purposes of calculating the amount of the filing fee only. FlexShopper, Inc. (the “Company”) is offering holders of all of the Company’s outstanding $1.25 per share warrants (the “Public Warrants”) the opportunity to exchange the Public Warrants for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), by tendering one Public Warrant in exchange for 0.62 Shares. The Public Warrants were issued by the Company in a registered public offering made pursuant to the Company’s prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(5), dated September 25, 2018, as amended by post-effective amendment No. 1 filed with the SEC on May 7, 2019. The amount of the filing fee assumes that all of the outstanding Public Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The transaction value was determined by using the average of the high and low prices of the Public Warrants as reported on the Nasdaq Capital Market on January 3, 2020, which was $1.41.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,045.93	Filing Party: the Company
Form or Registration No.: Schedule TO	Date Filed: January 6, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Amendment No. 2 to Schedule TO

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on January 6, 2020 and amended on January 15, 2020 (as amended and, together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”) filed by FlexShopper, Inc., a Delaware corporation (the “Company”). The Schedule TO relates to the tender offer by the Company to all holders of the Company’s outstanding warrants that were issued by the Company in its registered public offering of units consisting of common stock and warrants made pursuant to the Company’s prospectus filed with the SEC pursuant to Rule 424(b)(5), dated September 25, 2018, and as amended by post-effective amendment No. 1 filed with the SEC on May 7, 2019 (the “Prospectus”), exercisable for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), which have an exercise price of $1.25 per share (the “Public Warrants”), to receive 0.62 Shares in exchange for each Public Warrant tendered by the holders thereof (fractional Shares to be rounded up to the nearest whole Share to be issued). The tender offer is being made upon the terms and subject to the conditions in the Offer to Exchange dated January 6, 2020 (the “Original Offer to Exchange”), as supplemented and amended by Amendment No. 1 to the Schedule TO dated January 15, 2020 (the “1st Amendment” and, together with the Original Offer to Exchange, the “Offer to Exchange”), and in the related Letter of Transmittal (as amended to date, the “Letter of Transmittal”). The Offer to Exchange and Letter of Transmittal were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information in the Offer to Exchange and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information

“Item 11. Additional Information” to the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On January 28, 2020, the Company issued a press release reminding holders of the Public Warrants that the Offer will expire at 5:00 p.m., Eastern time, on Tuesday, February 4, 2020. A copy of such press release is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)	Press release dated January 28, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2020	FLEXSHOPPER, INC.

	By:	/s/ Richard House Jr.
	Name:	Richard House Jr.
	Title:	Chief Executive Officer

Exhibit Index

The following are attached as exhibits to this Schedule TO:

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Letter dated January 6, 2020.

(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(E)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(5)(A)*	The Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (incorporated herein by reference to the Company’s filing with the SEC on March 11, 2019).

(a)(5)(B)*	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (incorporated herein by reference to the Company’s filing with the SEC on November 4, 2019).

(a)(5)(C)*	Press release dated January 6, 2020.

(a)(5)(D)	Press release dated January 28, 2020.

(d)(1)	Restated Certificate of Incorporation of FlexShopper, Inc. (previously filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference).

(d)(2)	Certificate of Amendment to the Certificate of Incorporation of the Company (previously filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 21, 2018 and incorporated herein by reference).

(d)(3)	Certificate of Amendment to the Certificate of Incorporation of the Company (previously filed as Exhibit 3.4 to the Company’s Quarterly Report on Form 10-Q filed on November 5, 2018 and incorporated herein by reference).

(d)(4)	Amended and Restated Bylaws (previously filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K filed on March 11, 2019 and incorporated herein by reference).

(d)(5)	Form of Warrant Agent Agreement by and between the Company and Continental Stock Transfer & Trust and Form of Warrant (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1 (File No. 333-226823), filed with the SEC on September 24, 2018).

(d)(6)	Warrant Amendment and Exchange Agreement (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 30, 2019 and incorporated herein by reference).

*	Filed with Schedule TO dated January 6, 2020.

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